Filed by REE Automotive Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 10X Capital Venture Acquisition Corp

Commission File No. 001-39737

Date: July 6, 2021

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REE AUTOMOTIVE REGISTRATION STATEMENT RELATED TO BUSINESS COMBINATION WITH 10X CAPITAL VENTURE ACQUISITION CORP. DECLARED EFFECTIVE BY SEC

•	Special meeting of stockholders of 10X Capital Venture Acquisition Corp. scheduled for July 21, 2021
•	Upon closing, REE will be listed on NASDAQ under the new ticker symbol “REE”
•	The boards of directors of REE and 10X Capital Venture Acquisition Corp. have unanimously approved the Business Combination

NEW YORK/TEL-AVIV – July 1, 2021 – REE Automotive (“REE”), a leader in e-Mobility, today announced its Registration Statement on Form F-4 in connection with the previously announced business combination (the “Business Combination”) with 10X Capital Venture Acquisition Corp. (“10X”) (Nasdaq: VCVC), a publicly-listed special purpose acquisition company, has been declared effective by the Securities and Exchange Commission (the “SEC”). Upon closing, REE Class A ordinary shares and warrants will be listed on NASDAQ under the new ticker symbols “REE” and “REEAW.”

The boards of directors of REE and 10X have unanimously approved the Business Combination, and 10X has set 11:00 a.m. ET on July 21, 2021 as the time and date for a special meeting of stockholders to approve the proposals associated with the Business Combination. The proxy statement/prospectus contains important information about REE, 10X and the Business Combination, and is available on: https://sec.report/CIK/0001843588. 10X stockholders of record as of June 2, 2021 will be mailed the proxy materials in connection with the Business Combination and will be entitled to vote at the special meeting.

“We are pleased to move to the last stage of completing the proposed business combination and bringing REE to the public markets,” said Hans Thomas, Chairman and Chief Executive Officer of 10X. “REE is ideally positioned to operate as a public company, and we expect that this transaction will enable REE to accelerate production of its REEcorner technology and modular EV platforms in 2023, with the first REEcornersTM expected to start to be delivered to customers in 2022. REE has continued to execute on its plan since our initial merger announcement, announcing strategic collaborations with industry leaders such as Magna International, Hino Motors (a subsidiary of Toyota Motor Corporation), American Axle and Navya. Given REE’s partners, its track record of execution, as well as its capex-light, asset-light global Integration Centers strategy, we believe that the successful completion of the proposed merger will enable REE to deliver on its vision of becoming the cornerstone of e-Mobility, with REEcorner technology and EV platforms powering electric and autonomous vehicles around the globe.”

The closing of the Business Combination remains subject to approval by 10X’s stockholders, the satisfaction or waiver of the closing conditions identified in the merger agreement, and other customary closing conditions.

About REE

REE is an automotive technology leader creating the cornerstone for tomorrow’s zero-emission vehicles. REE’s mission is to empower global mobility companies to build any size or shape of electric or autonomous vehicle – from class 1 through class 6 – for any application and any target market. Our revolutionary, award-winning REEcorner technology packs traditional vehicle drive components (steering, braking, suspension, powertrain and control) into the arch of the wheel, allowing for the industry’s flattest EV platform. Unrestricted by legacy thinking, REE is a truly horizontal player, with technology applicable to the widest range of target markets and applications. Fully scalable and completely modular, REE offers multiple customer benefits including complete vehicle design freedom, more space and volume with the smallest footprint, lower TCO, faster development times, ADAS compatibility, reduced maintenance and global safety standard compliance.

Headquartered in Tel Aviv, Israel, with subsidiaries in the USA, the UK and Germany. REE has a unique CapEx-light manufacturing model that leverages its Tier 1 partners’ existing production lines. REE’s technology, together with their unique value proposition and commitment to excellence, positions REE to break new ground in e-Mobility. For more information visit https://www.ree.auto.

About 10X Capital

10X Capital is a venture capital and investment firm at the nexus of Wall Street with Silicon Valley, aligning institutional capital with high growth ventures. Founded in 2004 by serial entrepreneur Hans Thomas, 10X Capital invests across the capital structure, with a focus on companies using technology to disrupt major industries, including finance, healthcare, transportation and real estate. For more information visit www.10xcapital.com. 10X Capital Venture Acquisition Corp (Nasdaq: VCVC), is 10X Capital’s special purpose acquisition company, focused on high growth technology companies, and was formed for the purpose of entering into a business combination with one or more businesses. For more information visit www.10xspac.com.

Contacts:

Investor Relations
Limor Gruber
VP Investor Relations | REE Automotive
+972-50-5239233
investors@ree.auto

Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of 10X in connection with 10X’s solicitation of proxies for the vote by 10X’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X’s website https://www.10xspac.com/.

Participants in the Solicitations

REE, 10X and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X’s shareholders in connection with the proposed transaction. You can find more information about 10X’s directors and executive officers in 10X’s final prospectus dated November 24, 2020 and filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X to predict these events or how they may affect REE or 10X. Except as required by law, neither REE nor 10X has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against REE or 10X, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X’s final prospectus dated November 24, 2020 relating to its initial public offering and in subsequent filings with the SEC, and in the registration statement on Form F-4 relating to the business combination filed by REE on March 10, 2021, as amended.